November 1, 2006

VIA EDGAR and U.S. MAIL

Mr. Al Rodriguez
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re:	Circuit Research Labs, Inc. Form 10-KSB/A for the fiscal year ended December 31, 2005 Filed April 21, 2006 Form 10-QSB for the fiscal quarter ended June 30, 2006 File No. 0-11353

Dear Mr. Rodriguez:

Attached please find our responses to the Staff’s comment letter, dated October 23, 2006, with regard to the above referenced filings for Circuit Research Labs, Inc. (the “Company”).  As requested, we have tried to be as detailed as necessary in our response to help explain the nature of the Company’s disclosure.  For your convenience, we have included background of the underlying transactions which are associated with the disclosure referenced and the original comment prior to each of our responses.  This letter is being sent via U.S. mail and will be filed on EDGAR tagged as correspondence.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (480) 403-8312.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

Robert W. McMartin
Chief Financial Officer

Background of 1,765,000 options

The following is the question raised in the Staff’s comment and the Company’s response.

Form 10-K for the year ended December 31, 2005

Form 10-QSB for the quarter ended June 30, 2006

Notes to Consolidated Condensed Financial Statements

Note 7.  Significant Accounting Policies

1.

We note that you adopted the modified prospective method of SFAS 123R.  Explain to us what you mean by ‘1,765,000 options are now subject to variable accounting’.  It appears based on your disclosure that you are recording or adjusting the expense of these options by comparing the strike price to the market price at each reporting date.  In your response clarify if you are referring to performance-based stock options, stock appreciation rights or modifications made to the equity awards.  Please note that SFAS 123R requires that the fair value of a stock option at the time of grant should be expensed over the vesting period.  In addition, note that if you have modified previously issued equity awards, then you should recognize an incremental compensation cost based on the change in fair value of the award on the date of modification over the fair value of the award immediately prior to the modification.  For additional guidance refer to paragraph 51 and Illustrations 12-14 of SFAS 123R.

Response:

The 1,765,000 options includes 1,365,000 options granted to C. Jayson Brentlinger the Company’s President and Chief Executive Officer pursuant to the Stock Purchase Agreement that was entered into with him on June 23, 1999.

These 1,365,000 consist of (a) under the Stock Purchase Agreement, On September 30, 1999 we granted Mr. Brentlinger a five-year option to purchase 1,000,000 shares of our common stock at an exercise price of $1.25 per share.  Mr. Brentlinger later assigned 200,000 options to his father, Mr. Jayson Russell Brentlinger; and (b) Mr. Brentlinger (the Company’s CEO) has acquired an additional 565,000 options pursuant to anti-dilution modifications made to the Stock Purchase Agreement by the Board of Directors on May 15, 2001. Such anti-dilution modifications were retroactive to June 23, 1999.

The 1,765,000 also includes 200,000 options granted to four members of the Board of Directors on January 23, 2002. These options had an option price of $1.00 per share and were due to expire on January 23, 2005.

On December 29, 2004, the company modified the strike price of the 1,765,000 options to $0.70 per share and extended the expiration date to December 29, 2009. On that date the modified strike price exceeded the market price. Also on that date, we had not adopted 123R and  accordingly reported the treatment of the options under Financial Accounting Standards Board Interpretation 44, pursuant to which stock compensation expense is recorded when the strike price for the options is less than the market price of the underlying shares. Each quarter we adjust the option expense when the market price of the underlying shares exceeds the strike price.

Beginning January 2006 the Company adopted FASB 123R. Any options modified after 2005 will be recorded according to FASB 123R whereby compensation expense would include the cost of all share-based payments and the impact of modifications will be recorded based on the difference in value of the options before and after modification.  The costs will be estimated using the Black-Scholes option pricing model and recorded as compensation expense.  The option pricing model to calculate our stock based compensation expense incorporates assumptions using weighted average risk free interest rate, weighted average life of the options (in years), volatility of the stock of the price based on past performance and expected dividend yield.